Exhibit 12

Alliance One International, Inc. and Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES

			Nine Months
	Years Ended March 31,		Ended	Years Ended June 30,
(in thousands)	2006	2005	March 31, 2004	2003	2002

Pretax income from continuing operations	$(442,088)	$37,380	$(17,400)	$37,926	$36,726

Distributed income of equity investees	-	-	88	691	930

Fixed charges	112,796	57,500	35,514	51,623	51,604

Earnings	$(329,292)	$94,880	$18,202	$90,240	$89,260

Interest	107,258	55,053	34,237	49,418	49,920

Amortization of charges and other	5,538	2,447	1,277	2,205	1,684

Fixed Charges	$112,796	$57,500	$35,514	$51,623	$51,604

Ratio of Earnings to Fixed Charges	N/A	1.65	N/A	1.75	1.73

Coverage Deficiency	$442,088	N/A	$17,312	N/A	N/A

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